Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

NON EXECUTIVE DIRECTORS AWARD OF ORDINARY SHARES

London, 10 May 2012 – Randgold Resources Limited confirmed today that following approval by shareholders at the Company’s Annual General Meeting on 30 April 2012, and in terms of Randgold Resources’ remuneration for non-executive directors an award of 1,200 ordinary shares (“Shares”) was made to each non-executive director. The Shares will vest immediately.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 771 1338	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	randgoldresources@dpapr.com

Website: www.randgoldresources.com